UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80359A106

(CUSIP Number)

360 Wakara Way

Salt Lake City, Utah 84108

(888) 927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Brian D. Finn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 12,026,825(1), (2)
	(8)	Shared Voting Power 8,942,957(1)
	(9)	Sole Dispositive Power 12,026,825(1), (2)
	(10)	Shared Dispositive Power 8,942,957(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,969,782(1), (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 14.1%(3)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Includes 5,970,684 shares of Common Stock underlying the 5,970,684 private placement warrants of the Company (“Private Warrants”) issued to Rotor Sponsor LLC, a Delaware limited liability company (“Sponsor”) pursuant to that certain Warrant Agreement, by and between Sponsor and the Company, dated January 14, 2021 (“Warrant Agreement”). The Private Warrants may be exercised into an equivalent number of shares of Common Stock at an exercise price of $11.50 per share. The Private Warrants may not be exercised until January 14, 2022 (the one year anniversary of the Company’s initial public offering). The shares of Common Stock underlying the Private Warrants are not exercisable within 60 days of the date of this Schedule 13D, are not considered outstanding and beneficially owned by the person holding such Private Warrants for the purpose of computing the percentage ownership of that person, and are not treated as outstanding for the purpose of computing the percentage ownership of any other person; however, for purposes of this Schedule 13D we have included such underlying shares of Common Stock in such beneficial ownership calculations.

(3)

Based on 148,689,181 shares of Common Stock outstanding, equal to the 142,718,497 shares of Common Stock outstanding as of September 24, 2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021, plus the 5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Rotor Sponsor LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,642,852(1), (2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,642,852(1), (2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,642,852(1), (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 7.8%(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Includes 5,970,684 shares of Common Stock underlying the 5,970,684 Private Warrants issued to Sponsor pursuant to the Warrant Agreement. The Private Warrants may be exercised into an equivalent number of shares of Common Stock at an exercise price of $11.50 per share. The Private Warrants may not be exercised until January 14, 2022 (the one year anniversary of the Company’s initial public offering). The shares of Common Stock underlying the Private Warrants are not exercisable within 60 days of the date of this Schedule 13D, are not considered outstanding and beneficially owned by the person holding such Private Warrants for the purpose of computing the percentage ownership of that person, and are not treated as outstanding for the purpose of computing the percentage ownership of any other person; however, for purposes of this Schedule 13D we have included such underlying shares of Common Stock in such beneficial ownership calculations.

(3)

Based on 148,689,181 shares of Common Stock outstanding, equal to the 142,718,497 shares of Common Stock outstanding as of September 24, 2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021, plus the 5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Rotor-Sarcos, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,942,957(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,942,957(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,942,957(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 6.3%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Based on 142,718,497 shares of Common Stock outstanding as of September 24, 2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Marstar Investments LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 371,473(1)
	(8)	Shared Voting Power 0)
	(9)	Sole Dispositive Power 371,473(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 371,473(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 0.3%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Based on 142,718,497 shares of Common Stock outstanding as of September 24,2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021.

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Gee Jay LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 12,500(1), (2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,500(1), (2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 0% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Based on 142,718,497 shares of Common Stock outstanding as of September 24,2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021.

INTRODUCTORY NOTE

On September 24, 2021 (the “Closing Date”), Sarcos Technology and Robotics Corporation, a Delaware corporation (f/k/a Rotor Acquisition Corp.) (unless specified otherwise, the “Company” or “Sarcos”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Agreement and Plan of Merger, dated as of April 5, 2021 (the “Original Merger Agreement”), by and among the Company, Rotor Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Sarcos Corp., a Utah corporation (“Old Sarcos”), and Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 28, 2021 (the “Amendment” and the Original Merger Agreement, as amended by the Amendment, the “Merger Agreement”), by and among the Company, Merger Sub and Old Sarcos.

Pursuant to the terms of the Merger Agreement, the Business Combination between the Company and Old Sarcos was effected through the merger of Merger Sub with and into Old Sarcos, with Old Sarcos continuing as the surviving corporation (the “Merger”) and a wholly-owned subsidiary of the Company (the “Closing”). On the Closing Date, the registrant changed its name from Rotor Acquisition Corp. to Sarcos Technology and Robotics Corporation.

The Merger Agreement provided for, among other things, the following transactions: (A) immediately prior to the effective time of the Merger, all issued and outstanding warrants to purchase shares of Class A Common Stock of Old Sarcos were net exercised and all issued and outstanding shares of preferred stock of Old Sarcos were converted into common stock of Old Sarcos (collectively, the “Old Sarcos Common Stock”), (B) each outstanding share of Old Sarcos Common Stock, after giving effect to the conversion described above, was cancelled and converted into and became (i) the right to receive approximately 5.129222424 shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”), rounded down to the nearest whole share, plus (ii) the contingent right to receive a portion of additional shares of Common Stock upon achievement of certain milestones and (C) each outstanding share of Class B common stock of the Company converted automatically into one share of Common Stock.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.0001, of the Company.

The address of the Company’s principal executive offices is 360 Wakara Way, Salt Lake City, Utah 84108.

ITEM 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Brian D. Finn, an individual (“Mr. Finn”), Sponsor, Rotor-Sarcos, LLC, a Delaware limited liability company (“Rotor-Sarcos”), Marstar Investments LLC, a Delaware limited liability company (“Marstar”), Gee Jay LLC, a Delaware limited liability company (“Gee Jay”, and collectively with Mr. Finn, Sponsor, Rotor-Sarcos and Marstar, the “Reporting Persons”).

The managing member of Sponsor is Mr. Finn. The managing members of Rotor-Sarcos are Mr. Finn and another member of Sponsor who is neither an officer nor director of the Company. The administrator of Marstar is Mr. Finn. The trustee of Gee Jay is Mr. Finn. Accordingly, (i) Mr. Finn may be deemed to have beneficial ownership of the shares held by Sponsor, (ii) Mr. Finn may be deemed to have beneficial ownership of the shares held by Rotor-Sarcos, and (iii) Mr. Finn may be deemed to have beneficial ownership of the shares held by Marstar and Gee Jay, and, in each case, Mr. Finn disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 4, 2021, a copy of which is attached hereto as Exhibit 7.1, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The principal business of each of the Reporting Persons is 405 Lexington Avenue, New York, New York, 10174.

(c)

The Reporting Persons are principally engaged in the business of investments in securities. The principal purpose of Sponsor is to hold shares of Common Stock and Private Warrants in the Company. The principal purpose of Rotor-Sarcos is investment in securities. The principal purpose of Marstar is investment in securities. The principal purpose of Gee Jay is investment in securities. The principal purpose of Mr. Finn is to serve as a director of the Company and to manage Sponsor, Rotor-Sarcos, Marstar and Gee Jay.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons that are entities are organized under the laws of Delaware. Mr. Finn is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock reported in the Schedule 13D were acquired as follows:

•

5,672,168 shares of Common Stock held by Sponsor were acquired in connection with the formation of the Company for a capital contribution of $25,000, following the forfeiture of 437,448 shares in connection with the Closing.

•

5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor were acquired pursuant to the Warrant Agreement for an aggregate purchase price of $1.00 per Private Warrant, following the forfeiture of 460,470 Private Warrants in connection with the Closing. Each Private Warrant is exercisable for one share of Common Stock at an exercise price of $11.50 per share.

•	8,942,957 shares of Common Stock held by Rotor-Sarcos were acquired pursuant to the Merger Agreement in exchange for all of Rotor-Sarcos’ Old Sarcos Common Stock in connection with the Closing.
•

130,000 shares of Common Stock held by Marstar were acquired pursuant to that certain subscription agreement entered into with the Company on April 5, 2021 (the “Marstar Subscription Agreement”) for an aggregate purchase price of $1,300,000.

•	241,473 shares of Common Stock held by Marstar were acquired pursuant to the Merger Agreement in exchange for all of Marstar’s Old Sarcos Common Stock in connection with the Closing.
•

12,500 shares of Common Stock held by Gee Jay were acquired pursuant to that certain subscription agreement entered into with the Company on April 5, 2021 (the “Gee Jay Subscription Agreement” and, together with the Marstar Subscription Agreement, the “Subscription Agreements”) for an aggregate purchase price of $125,000.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired securities described in this Schedule 13D for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interest in, and intentions with respect to, the Company and their investment in the securities of the Company. This evaluation may be based on various factors, including but not limited to the Company’s business and financial condition, results of operations and prospects, general market, economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Company, including additional shares of Common Stock and/or Warrants, and dispose of all or a portion of the securities of the Company, including shares of Common Stock and Warrants, that the Reporting Persons now own or may hereafter acquire.

In connection with or through Mr. Finn’s service on the Company’s board of directors (the “Board”) or otherwise, the Reporting Persons may engage in discussions with management, other members of the Company’s Board, other stockholders of the Company and other relevant parties concerning the operations, management, composition of the Board and management, ownership, capital structure, strategy, and future plans of the Company, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions to be executed by or otherwise involving the Company and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(a) and (b)

Reporting Persons	Beneficial Ownership (Shared Voting and Dispositive Power)(1)	Percentage of Class Beneficially Owned
Rotor Sponsor LLC(2)	11,642,852	7.8%
Rotor-Sarcos, LLC(3)	8,942,957	6.3%
Marstar Investments LLC(3)	371,473	* %
Gee Jay LLC(3)	12,500	* %
Brian D. Finn(2)	20,969,782	14.1%
*	Represents less than 1%

(1)

The Warrants included herein may not be exercised until January 14, 2022 (the one year anniversary of the Company’s initial public offering). The shares of Common Stock underlying the Warrants are not exercisable within 60 days of the date of this Schedule 13D, are not considered outstanding and beneficially owned by the person holding such Private Warrants for the purpose of computing the percentage ownership of that person, and are not treated as outstanding for the purpose of computing the percentage ownership of any other person; however, for purposes of this Schedule 13D we have included such underlying shares of Common Stock in such beneficial ownership calculations.

(2)

Based on 148,689,181 shares of Common Stock, equal to the 142,718,497 shares of Common Stock outstanding as of September 24,2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021, plus the 5,970,684 shares of Common Stock that underly the 5,970,684 Private Warrants held by Sponsor.

(3)

Based on 142,718,497 shares of Common Stock outstanding as of September 24,2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2021.

(c)	None of the Reporting Persons has engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 hereof.

(d)	None.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

Founders Letter Agreement – The Company, Sponsor, and the officers and directors of the Company prior to the Closing (the “D&Os”), are parties to that certain letter agreement dated January 14, 2021 (“Letter Agreement”), whereby Sponsor and D&Os have agreed not to transfer, assign or sell the 5,672,168 shares of Common Stock (the “Founder Shares”) until the earliest of (A) September 24, 2022 (one year after the Closing Date), (B) if the closing price of Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period commencing February 21, 2022 (at least 150 days after the Closing Date), or (C) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all holders of Common Stock having the right to exchange their shares for cash, securities or other property. Any permitted transferees (including any transfer to the D&Os) will be subject to the same restrictions and other agreements of Sponsor with respect to any Founder Shares. Sponsor and the D&Os agreed, subject to limited exceptions, not to transfer, assign or sell any of their 5,970,684 Private Warrants (representing the right to acquire 5,970,684 shares of Common Stock at an exercise price of $11.50 per share) until October 24, 2021 (30 days after the Closing Date). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is incorporated herein by reference as Exhibit 7.2.

Registration Rights Agreement – The Company, Sponsor, Rotor-Sarcos and the other stockholder parties thereto are parties to that certain Registration Rights Agreement, dated September 24, 2021 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Company that are held by Sponsor, Rotor-Sarcos and the other stockholders party thereto from time to time. Under the Registration Rights Agreement, Sponsor and Rotor-Sarcos are entitled within any twelve-month period to make two written shelf takedown requests that the Company register the resale of any or all of their Common Stock on Form S-3 (or Form S-1 if the Company is ineligible to use Form S-3), so long as such demand is for at least $25,000,000 in shares of Common Stock of all stockholders participating in such shelf takedown, or all registrable securities held by the requesting party. Subject to certain customary exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to its securities, the Company will give notice to the relevant security holders party to the Registration Rights Agreement as to the proposed filing and offer such security holders an opportunity to register the resale of such number of their Common Stock as requested by such stockholders, subject to customary cutbacks in an underwritten offering. Any other stockholders of the Company with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 7.3.

Subscription Agreements – Pursuant to the Subscription Agreements, the Company agreed to file a registration statement registering the resale of the Common Stock acquired by Marstar and Gee Jay pursuant to the Subscription Agreements, and further agreed to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) thirty (30) calendar days after Closing Date (or, in the event the SEC reviews and has written comments to the registration statement, the seventy-fifth (75th) calendar day following the Closing Date) and (ii) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, the form of which is filed herewith as Exhibit 7.4.

Lock-up Agreements – Pursuant to the Lock-up Agreements between certain security holders of Old Sarcos and the Company, such security holders (including Marstar and Rotor-Sarcos) agreed, among other things, to certain transfer restrictions for a period of one year following the Closing. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, the form of which is filed herewith as Exhibit 7.5.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated October 4, 2021.
7.2

Letter Agreement, dated January 14, 2021, by and between the Company and Sponsor (incorporated by reference to Exhibit 10.1.1 of the Company’s Registration Statement on Form S-1, filed with the SEC on December 30, 2020.

7.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2021).
7.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2021).
7.5

Form of Lock-up Agreement, by and among the Company, Sarcos and certain stockholders of Sarcos (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of October 4, 2021

ROTOR SPONSOR LLC

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Managing Member

ROTOR-SARCOS, LLC

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Manager

MARSTAR INVESTMENTS LLC

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Administrator

GEE JAY LLC

By:	/s/ Brian D. Finn
Name:	Brian D. Finn
Title:	Trustee

By:	/s/ Brian D. Finn
Name:	Brian D. Finn